UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-1049

BELLSOUTH TELECOMMUNICATIONS, INC
(Exact name of registrant as specified in its charter)

675 West Peachtree Street, NE, Atlanta, Georgia 30375	(404) 927-1909
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Fifteen Year 5 7/8% Debentures due January 15, 2009
Twenty Year 6.30% Amortizing Debentures due December 15, 2015
Thirty Year 7% Debentures due October 1, 2025
Thirty Year 6 3/8% Debentures due June 1, 2028
Fifty Year 5.85% Debentures due November 15, 2045
One Hundred Year 7% Debentures due December 1, 2095
One Hundred Year 6.65% Zero-To-Full Debentures due December 15, 2095

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[	]	Rule 12h-3(b)(1)(i)	[	]
Rule 12g-4(a)(1)(ii)	[	]	Rule 12h-3(b)(1)(ii)	[	]
Rule 12g-4(a)(2)(i)	[	]	Rule 12h-3(b)(2)(i)	[	]
Rule 12g-4(a)(2)(ii)	[	]	Rule 12h-3(b)(2)(ii)	[	]
Rule 15d-6	[ X ]

Approximate number of holders of record as of the certification or notice date:

Fifteen Year 5 7/8% Debentures due January 15, 2009—112 holders
Twenty Year 6.30% Amortizing Debentures due December 15, 2015—39 holders
Thirty Year 7% Debentures due October 1, 2025—84 holders
Thirty Year 6 3/8% Debentures due June 1, 2028—85 holders
Fifty Year 5.85% Debentures due November 15, 2045—21 holders
One Hundred Year 7% Debentures due December 1, 2095—40 holders
One Hundred Year 6.65% Zero-To-Full Debentures due December 15, 2095—28 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, BellSouth Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 22, 2007	By:	/s/ Stacey K. Geer
		Name:	Stacey K. Geer
		Title:	Chief Securities Counsel